UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No.  )*


                           PEOPLES BANCORPORATION, INC.
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                                (Name of Issuer)

                                     Common
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                         (Title of Class of Securities)

                                    709792105
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                                 (CUSIP Number)

Robert E. Dye, Sr., Peoples Bancorporation, Inc., 1800 East Main Street, Easley, South Carolina 29640
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications)

                                 April 28, 1998
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO.   205648108                                          PAGE  2  OF  4

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Robert E. Dye, Sr.
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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [ ]
                                                                    (b) [ ]

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3.   SEC USE ONLY

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4.   SOURCE OF FUNDS*


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5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)                                                       [ ]

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6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
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NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.   SOLE VOTING POWER

     182,043 (includes options to purchase 63,481 shares)
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8.   SHARED VOTING POWER

         117,958
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9.   SOLE DISPOSITIVE POWER

     182,043 (includes options to purchase 63,481 shares)
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10.  SHARED DISPOSITIVE POWER

         117,958
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11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         300,001 (includes options to purchase 63,481 shares)
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12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

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13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         15.87%
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14.  TYPE OF REPORTING PERSON*

         IN
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


Schedule 13D                                                   Page 3 of 4 Pages

Item 1.           Security and Issuer

         Common stock of Peoples Bancorporation, Inc., 1800 East Main Street, Easley, South Carolina 29640 (the "Issuer").


Item 2.           Identity and Background

         Robert E. Dye, Sr. is a natural person whose business address is 1800 East Main Street, Easley, South Carolina 29640. Mr. Dye has served as Chairman of the Board, Chief Executive Officer and President of the Issuer since its organization in 1992. Mr. Dye has served as Chairman of the Board and Chief Executive Officer of The Peoples National Bank, a wholly-owned subsidiary of the Issuer, since August 1986. Mr. Dye has not, during the last five years, been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, state or federal securities laws or finding any violation with respect to such laws. Mr. Dye is a citizen of the State of South Carolina and the United States of America.


Item 3.           Source and Amount of Funds or Other Consideration

         Mr. Dye has acquired securities pursuant to purchases using personal funds, through stock dividends and stock splits as follows:

                                   Date           # Shares             Cost
                                   ----           --------             ----

Original Issue                   08/08/86          60,000            $10/share
Stock Purchase (net)             11/07/86             121            $11/share
Stock Split                      11/17/89          30,000                -
5% Stock dividend                07/13/92           4,860                -
5% Stock dividend                07/12/93           5,103                -
5% Stock dividend                12/12/94           5,177                -
5% Stock dividend                11/30/95           5,257                -
5% Stock dividend                11/08/96           5,351                -
5% Stock dividend                10/31/97           5,484                -
Stock Split                      12/31/97         115,167                -


Item 4.           Purpose of Transaction

         Mr. Dye has acquired the securities of the Issuer for investment purposes. Mr. Dye has no present plans or proposals that may result in any of the events listed in subparagraphs (a) through (j) of Item 4. Mr. Dye may, however, in the future, acquire or dispose of securities of the Issuer and may participate in the taking of actions listed in subparagraphs (a) through (j) of
Item 4 in his capacity as an officer and director of the Issuer.


Item 5.           Interest in Securities of the Issuer

         Mr. Dye is the beneficial owner pursuant to Section 13(d) of the Securities Exchange Act of 1934 and the rules and regulations promulgated pursuant thereto, of 365,232 shares or 15.87% of the Issuer's outstanding common stock, of which 63,481 shares are beneficially owned pursuant to currently exercisable options to purchase common stock. Mr. Dye has sole voting and disposition power with respect to 247,274 of the shares. The remaining 117,958 shares are owned by Mr. Dye's wife.

         Mr. Dye has not effected any transactions with respect to the Issuer's common stock in the past 60 days.

Schedule 13D                                                   Page 4 of 4 Pages

         No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         The options referred to in Item 5 above were granted to Mr. Dye by the Issuer pursuant to the Issuer's 1993 Incentive Stock Option Plan. The exercise prices of the options are the fair market values as of the dates of grant.

     Otherwise, no disclosure is required pursuant to Item 6.

Item 7.       Material to be Filed as Exhibits

     None.

Signatures

     After reasonable inquiry and to the best of my knowledge and belief, I certify the information set forth in this amended statement is true, complete and correct.


                                            s/Robert E. Dye, Sr.
April 23, 1998                              ------------------------------------
                                              Robert E. Dye, Sr.

                                   May 5, 1998

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549


     Re:      Peoples Bancorporation, Inc., Robert E. Dye, Sr. Schedule 13D

Dear Sir or Madam:

     Peoples Bancorporation, Inc. filed a Form 8-A registering its common stock pursuant to the Securities Exchange Act of 1934 on April 28, 1998. Robert E. Dye, Sr. is, to the knowledge of management of Peoples Bancorporation, Inc., the only person who currently owns more than 5% of the Peoples Bancorporation Common Stock. Enclosed for Mr. Dye please find a Schedule 13D.

     If you have questions regarding this filing, please call me or Chip King at
(803) 779-3080.

                                Very truly yours,




                              Suzanne Hulst Clawson

Enclosure
SHC/pd